SECURITIES AND EXCHANGE COMMISSION

                        Washington, D.C.  20549


                               FORM 11-K


(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
                      ACT OF 1934 [FEE REQUIRED]

              For the Fiscal Year Ended December 31, 1994

                                  OR

   [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                EXCHANGE ACT OF 1934 [NO FEE REQUIRED]



                    Commission File Number 2-62223






         SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES
                       (Full title of the plan)






                          ENTERGY CORPORATION
                              639 Loyola
                     New Orleans, Louisiana  70113
          (Issuer and address of principal executive office)

                           Table of Contents


                                                      Page
                                                     Number
                                                     Herein

(a)Financial Statements and Supplemental Schedules:

   Report of Independent Accountants                   3

   Statement of Net Assets Available for Benefits
     With Fund Information as of December 31, 1994     4

   Statement of Net Assets Available for Benefits
     With Fund Information as of December 31, 1993     5

   Statement of Changes in Net Assets Available for
     Benefits With Fund Information-for the Year
     ended December 31, 1994                           6

   Statement of Changes in Net Assets Available for
     Benefits With Fund Information-for the Year Ended
     December 31, 1993                                 7

   Notes to Financial Statements                       8

   Item 27a - Schedule of Assets Held for Investment
     Purposes - as of December 31, 1994               14

   Item 27d - Schedule of Reportable Transactions -
     for the Year Ended December 31, 1994             31

   Signature                                          32

(b)Exhibit:

     Consent of Coopers & Lybrand L.L.P.

                   Report of Independent Accountants


To the Trustee and Participants of the Savings Plan of Entergy Corporation and Subsidiaries


We have audited the accompanying statements of net assets available for benefits of the Savings Plan of Entergy Corporation and Subsidiaries (the Plan) as of December 31, 1994 and 1993, and the related statements of changes in net assets available for benefits for the years ended December 31, 1994 and 1993. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1994 and 1993, and the changes in net assets available for benefits for the years ended December 31, 1994 and 1993, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents on page 2 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ Coopers & Lybrand L.L.P.

New Orleans, Louisiana
June 16, 1995


                SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES
        Statement of Net Assets Available for Benefits with Fund Information
                                As of December 31, 1994


                                                             FUND INFORMATION
                                             Entergy        Stable                    Stock        Stock        Stock
                                           Corporation      Income       Balanced     Income       Index       Growth         Loan
                                 Total      Stock Fund       Fund          Fund        Fund        Fund         Fund          Fund
Assets:
  Investments:
    Cash and temporary cash
     investments               $8,493,005       $28,660    $4,194,700    $183,999   $2,856,317    $986,386     $242,943       -
    Equity securities:
      Entergy Corporation
       common stock -
       9,726,021 shares       212,756,709   212,756,709       -            -            -           -            -            -
      Other equity securities  66,817,046        -            -         2,915,602   48,590,751   5,341,325    9,969,368       -
    Fixed income securities:
      Guaranteed investment
       contracts               69,787,323        -         69,787,323      -            -           -            -            -
      U.S. Treasury and
       government agency
       securities              40,441,683        -         37,166,639   3,275,044       -           -            -            -
      Other corporate
       securities             137,907,363        -        137,622,974     284,389       -           -            -            -
    Loans to participants      11,990,115        -            -            -            -           -            -        11,990,115
                             -------------------------------------------------------------------------------------------------------

        Total investments     548,193,244   212,785,369   248,771,636   6,659,034   51,447,068   6,327,711   10,212,311   11,990,115

  Contributions receivable      4,622,241     1,639,239     1,875,202     122,478      595,378     145,670      244,274       -
  Other receivables             4,197,850        67,834     2,423,979     139,024      928,963     184,524      453,526       -
                             -------------------------------------------------------------------------------------------------------

        Total assets          557,013,335   214,492,442   253,070,817   6,920,536   52,971,409   6,657,905   10,910,111   11,990,115
                             -------------------------------------------------------------------------------------------------------

Liabilities:
  Other liabilities             2,295,794       171,805       870,692     167,044      903,989      19,543      162,721       -
                             -------------------------------------------------------------------------------------------------------


      Net assets available
       for benefits          $554,717,541  $214,320,637  $252,200,125  $6,753,492  $52,067,420  $6,638,362  $10,747,390  $11,990,115
                             =======================================================================================================

See Notes to Financial Statements





                SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES
        Statement of Net Assets Available for Benefits with Fund Information
                            As of December 31, 1993





                                                             FUND INFORMATION
                                                            Entergy       Stable         Stock
                                                          Corporation     Income        Income         Loan
                                               Total      Stock Fund       Fund          Fund          Fund
Assets:
  Investments:
    Cash and temporary cash investments      $7,773,251       $10,789    $3,415,512    $4,344,450        $2,500
    Equity securities:
      Entergy Corporation common
         stock - 8,711,935 shares           313,629,672   313,629,672       -              -             -
      Other equity securities                45,922,225        -            -          45,922,225        -
    Fixed income securities:
      Guaranteed investment contracts       126,134,995        -        126,134,995        -             -
      U.S. Treasury and government
        agency securities                    53,755,089        -         53,755,089        -             -
      Other corporate securities             77,057,532        -         77,057,532        -             -
    Loans to participants                    11,187,776        -            -              -         11,187,776
                                           --------------------------------------------------------------------

        Total investments                   635,460,540   313,640,461   260,363,128    50,266,675    11,190,276

  Contributions receivable                    4,505,225     1,656,275     2,144,556       704,394        -
  Other receivables                           2,468,110        43,058     1,818,957       606,095        -
                                           --------------------------------------------------------------------

        Total assets                        642,433,875   315,339,794   264,326,641    51,577,164    11,190,276
                                           --------------------------------------------------------------------
Liabilities:
  Other liabilities                             794,056        86,922       497,998       209,136        -
                                           --------------------------------------------------------------------

      Net assets available for benefits    $641,639,819  $315,252,872  $263,828,643   $51,368,028   $11,190,276
                                           ====================================================================
See Notes to Financial Statements




                SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES
 Statement of Changes in Net Assets Available for Benefits with Fund Information
                        For the Year ended December 31, 1994


                                                                  FUND INFORMATION
                                         Entergy       Stable                    Stock        Stock        Stock
                                       Corporation     Income      Balanced      Income       Index        Growth        Loan
                            Total      Stock Fund       Fund         Fund         Fund        Fund          Fund         Fund
Net assets available
 for benefits -
  Beginning of year       $641,639,819  $315,252,872  $263,828,643       -      $51,368,028       -            -       $11,190,276

Increases:
  Investment income:
    Dividends               18,548,915    16,280,659       -           121,963    2,146,293       -            -            -
    Interest                12,838,734        35,855    11,697,791      80,890       73,544      108,420       57,568      784,666
    Net realized and
     unrealized appreciation
     (depreciation) of
     investments          (131,791,650) (127,399,662)   (2,541,662)   (197,999)  (1,973,996)      63,034      258,635       -
                          --------------------------------------------------------------------------------------------------------
      Total investment
       income (loss)      (100,404,001) (111,083,148)    9,156,129       4,854      245,841      171,454      316,203      784,666
                          --------------------------------------------------------------------------------------------------------
  Employee contributions    35,094,032     4,842,940    19,970,676     893,709    6,587,812    1,091,517    1,707,378       -
  Employer contributions -
   net of forfeitures       11,687,558    11,687,558       -             -           -            -            -            -
                          --------------------------------------------------------------------------------------------------------
      Total increases
        (decreases)        (53,622,411)  (94,552,650)   29,126,805     898,563    6,833,653    1,262,971    2,023,581      784,666
                          --------------------------------------------------------------------------------------------------------
Decreases:
Distributions to
 withdrawing participants   33,299,867    10,972,842    19,264,072     205,586    2,423,764       71,784       98,001      263,818
                          --------------------------------------------------------------------------------------------------------
      Total decreases       33,299,867    10,972,842    19,264,072     205,586    2,423,764       71,784       98,001      263,818
                          --------------------------------------------------------------------------------------------------------
Net increase (decrease)    (86,922,278) (105,525,492)    9,862,733     692,977    4,409,889    1,191,187    1,925,580      520,848

Net transfers between
 the funds                      -          4,593,257   (21,491,251)  6,060,515  (3,710,497)    5,447,175    8,821,810      278,991
                          --------------------------------------------------------------------------------------------------------
Net assets available
 for benefits -
 End of year              $554,717,541  $214,320,637  $252,200,125  $6,753,492  $52,067,420   $6,638,362  $10,747,390  $11,990,115
                          ========================================================================================================
See Notes to Financial Statements


                SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES
Statement of Changes in Net Assets Available for Benefits with Fund Information
                        For the Year ended December 31, 1993


                                                               FUND INFORMATION
                                                              Entergy       Stable        Stock
                                                            Corporation     Income        Income         Loan
                                                 Total      Stock Fund       Fund          Fund          Fund
Net assets available for benefits -
      Beginning of year                      $559,747,547  $269,575,628 $243,038,265   $37,290,571    $9,843,083

Increases:
  Investment income:
    Dividends                                  15,727,971    13,781,804      -           1,946,167        -
    Interest                                   18,471,416        22,825   17,597,903        97,328       753,360
    Net realized and unrealized
      appreciation of investments              27,869,433    23,902,011      328,048     3,639,374        -
                                             -------------------------------------------------------------------
      Total investment income                  62,068,820    37,706,640   17,925,951     5,682,869       753,360
                                             -------------------------------------------------------------------
  Employee contributions                       32,761,136     4,476,055   22,064,979     6,220,102        -
  Employer contributions - net
      of forfeitures                           11,096,224    11,096,224      -             -              -
                                             -------------------------------------------------------------------
      Total increases                         105,926,180    53,278,919   39,990,930    11,902,971       753,360
                                             -------------------------------------------------------------------
Decreases:
Distributions to withdrawing
      participants                             24,033,908     9,500,371   12,579,567     1,614,496       339,474
                                             -------------------------------------------------------------------
      Total decreases                          24,033,908     9,500,371   12,579,567     1,614,496       339,474
                                             -------------------------------------------------------------------
Net increase                                   81,892,272    43,778,548   27,411,363    10,288,475       413,886

Net transfers between the funds                    -          1,898,696   (6,620,985)    3,788,982       933,307

Net assets available for benefits -          -------------------------------------------------------------------

      End of year                            $641,639,819  $315,252,872 $263,828,643   $51,368,028   $11,190,276
                                             ===================================================================

See Notes to Financial Statements


         SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES
                     Notes to Financial Statements


1. Summary of Significant Accounting Policies

   Basis of presentation: The accompanying financial statements have been prepared on the accrual basis and present the net assets available for benefits and the changes in net assets available for
   benefits   for   the  Savings  Plan  of  Entergy   Corporation   and
   Subsidiaries (Plan).

   Benefits payable for terminations and withdrawals are included in net assets available for benefits and are charged to net assets when paid. This accounting method differs from that required in the Department of Labor Form 5500 which requires benefits payable to be accrued and charged to net assets in the period the liability arises. Net assets available for benefits as of December 31, 1994 and 1993 and the net increase in net assets available for benefits for each of the years in the two-year period ended December 31, 1994 differ from that reported in the Form 5500 as follows:


                                          Net Assets Available
                                              for Benefits

                                         1994               1993

       As reported herein            $554,717,541       $641,639,819
       Accrued benefits payable        (2,696,186)        (4,820,072)
                                     ------------       ------------
       To be reported in Form 5500   $552,021,355       $636,819,747
                                     ============       ============

                                           Net Increase in Net Assets
                                             Available for Benefits

                                             1994               1993

       As reported herein               $(86,922,278)        $81,892,272
       Accrued benefits payable            2,123,886          (3,731,437)
                                        ------------         -----------
       To be reported in Form 5500      $(84,798,392)        $78,160,835
                                        ============         ===========

   Investments: Investments in common stock and fixed income securities are stated at their fair value as determined by quoted market prices on the valuation date, in compliance with the
   Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of
   1974 (ERISA), as amended. Cash equivalents are valued at cost, which approximates fair value. The values of guaranteed investment contracts (GICs) are recorded at cost, which approximates fair value. Cost represents amounts invested under the GICs, plus interest earned and reinvested through the valuation date at the contracted rate.

   Expenses: All costs and expenses of administering the Plan, except expenses incurred in the direct acquisition or disposition of stock and investment manager fees, are paid first by forfeitures of the Plan and then by Entergy Corporation.

   Purchases and sales of securities are accounted for on the trade date.

   Tax status: The Internal Revenue Service has issued a favorable determination letter on May 23, 1995 stating that the Plan qualifies under the provisions of Section 401(a) of the Internal Revenue Code (Code) and is exempt from federal income taxes under
   Section 501(a) of the Code. Accordingly, no provisions for federal income taxes have been made in the accompanying financial statements.

   Concentration of credit risk: The plan invests in certificates of deposit with a small number of banks. For deposit insurance purposes, the certificates of deposit are considered to be owned by each participant and insured up to $100,000 per participant. However, the insurance coverage of $100,000 per participant will be available only if the bank issuing the certificate of deposit is eligible to accept "brokered deposits" under the FDIC Improvement Act of 1991.

   The Plan invests in government notes and securities which include direct obligations of the United States (U.S.), or obligations of agencies or instrumentalities thereof, which are backed by the full faith and credit of the U.S.

   The Plan invests in guaranteed investment contracts with four insurance companies and is subject to credit risk with respect to these insurance companies.


2. Summary of Plan Provisions

   The following description of the Plan is provided for general information purposes only. Plan participants should refer to the Plan document for a more complete description of the Plan's provisions.

   General: The Plan is a defined contribution plan of Entergy Corporation and Subsidiaries subject to the provisions of ERISA. These ERISA provisions set forth the requirements for participation, vesting of benefits, fiduciary conduct for administering and handling Plan assets, and for disclosure of Plan Information.

   Eligibility: The Plan is available to all employees of Entergy Corporation and its subsidiary companies (System) who satisfy a six month System service requirement. All current collective bargaining units except for GSU, participate in the Plan.

   Contributions: Contributions made by or on behalf of participants are deposited with Hibernia National Bank in New Orleans as Trustee for the Plan. Participants may elect to contribute, through payroll deductions, 1 to 6 percent of their base salary (Basic). The employing System company will make matching contributions to the Plan in an amount equal to 50 percent of a participant's Basic contribution (Matching). Participants may contribute an additional 1 to 10 percent of their base salary (Supplemental) for which there are no Matching contributions. Basic and Supplemental contributions may be made on a before-tax basis (401(k) contributions), an after-tax basis or a combination of both. Contributions are monitored and limited by federal tax legislation. The limit for the 1994 401(k) contribution was $9,240.

   The Plan provides that certain taxable amounts received by an employee which originated from an employee benefit plan qualified under Section 401(a) of the Code may be accepted under the Plan as rollover contributions (Rollover). The Plan, prior to January 1, 1987, accepted tax-deductible (IRA-type) contributions as System Individual Retirement Account (SIRA) contributions and continues to maintain such accounts under the Plan until distribution.

   Investments: Matching contributions made on behalf of participants are invested by the Trustee in the Entergy Corporation Stock Fund. Participant contributions are invested as directed by participants in accordance with the Plan's investment options. Earnings on participant contributions are allocated based on participants' account balances as of the first day of each month.

   On July 30, 1993, the Board amended the Plan, effective January 1, 1994, to allow for greater diversification in fixed and variable rate equity securities and increased growth potential by adding three new investment options: the Balanced Fund, the Stock Index
   Fund, and the Stock Growth Fund. Further, the name of the Common Stock Fund was changed to the Stock Income Fund to better reflect the objective of the fund.

   Upon enrollment in the Plan, a participant may direct contributions in any of the following six investment options:

          Stable Income Fund - Funds are invested in high-quality, fixed-income securities and fixed-rate contracts with highly-rated insurance companies.

          Balanced Fund - Funds are invested in a mix of common stocks that are similar to the Standard & Poor's 500 and fixed-income securities (bonds).

          Stock Income Fund - Funds are invested in the common stocks of large, well-established companies whose dividends are higher than the average dividends of companies that make up the Standard & Poor's 500.

          Stock Index Fund - Funds are invested in a portfolio of common stocks intended to reflect the U.S. stock market. The portfolio seeks to match the Wilshire 5000 Index, an index of all regularly and publicly traded U.S. stocks.

          Stock  Growth  Fund - Funds are invested in  the  common
          stocks   of   large,  well-established  companies   with
          favorable growth potential.

          Entergy Corporation Stock Fund - Funds are invested in common stock of Entergy Corporation.

   As of December 31, 1994, the Plan had the following number of participants in each investment option (excluding company matching contributions):
                                                Number of
                                               Participants
          Stable Income Fund                      10,279
          Balanced Fund                            1,112
          Stock Income Fund                        4,592
          Stock Index Fund                         1,283
          Stock Growth Fund                        1,609
          Entergy Corporation Stock Fund           4,011

   Vesting: Amounts contributed by participants are fully vested at all times. Participants become fully vested in the Matching account upon completion of five years of System service except that all GSU employees who were eligible to participate in the Gulf States Utilities Company Employees' Thrift Plan before January 1, 1995, and who transferred into the Plan as of January 1, 1995, continued to be immediately vested in all past and future Matching contributions.

   Plan Termination: Although it has not expressed any intent to do so, the System has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will receive the total value of their accounts, determined as of the date of termination.

   In-Service Withdrawals: While employed, participants may, with certain restrictions, annually withdraw all or a portion of the value of their Basic and Supplemental after-tax, Rollover and SIRA accounts. Such withdrawals may include all or a portion of the value of their Basic and Supplemental before-tax accounts if the participant has attained age 59-1/2. These withdrawals may be subject to a 10% penalty unless the participant is age 59 1/2 or older. The Plan also has a financial hardship withdrawal provision.

   Loans to Participants: The Plan has a loan provision whereby participants who are actively employed may borrow an amount from their eligible account(s) based on the balance of such account(s). The amount borrowed is deducted from the participant's eligible account(s) and repaid with interest in accordance with an established schedule. If a participant with an outstanding loan separates from service, the remaining principal balance of the loan is treated as a taxable distribution to the participant unless the amount is repaid in full within a specified period from the date of separation.

   Distributions Upon Separation from Service: Upon leaving a System company, participants become eligible to receive a single-sum distribution of the entire vested value of the Plan accounts, with certain additional provisions regarding deferral of distributions, installment distributions for certain retirees and disabled participants, minimum account balances and mandatory distributions.

   Asset Value Per Unit: The number of units and the net asset value per unit for the funds as of December 31, 1994 and 1993, were as follows:
                                         1994          1993
          Stable Income Fund:
          Number of Units             50,475,208   54,533,194
          Net Asset Value per unit         $4.97        $4.80

          Balanced Fund:
          Number of Units              6,663,702            -
          Net Asset Value per unit          $.99            -

          Stock Income Fund:
          Number of Units              8,265,722    8,148,590
          Net Asset Value per unit         $6.23        $6.21

          Stock Index Fund:
          Number of Units              6,260,250            -
          Net Asset Value per unit          $.99            -

          Stock Growth Fund:
          Number of Units              9,877,437            -
          Net Asset Value per unit         $1.02            -


   The asset value of the Entergy Corporation Stock Fund is based on the market value per share of Entergy Corporation common stock which was $21.88 and $36.00 at December 31, 1994 and 1993, respectively.

   Inactive accounts: The amounts allocated to accounts of plan participants who have withdrawn from participation in the earnings and operations of the plan, but for which disbursements of those funds from the plan has not yet been made is $97,245,261.

   Forfeitures: Upon termination of employment for reasons other than retirement, disability or death, the portion of the employee's account in which he/she is not vested at the time of termination shall be forfeited and credited to the Plan Forfeiture Account. Contributions forfeited for the years ended December 31, 1994 and 1993 were $93,212 and $268,220, respectively

   Other:   The following represents investments in excess of 5 percent of the current value of net assets available for benefits as of December 31, 1994 and 1993:

   Investment                 December 31, 1994    December 31, 1993

   Entergy Common Stock         $212,756,709          $313,629,672


3. Entergy Corporation - Gulf States Utilities Company Merger

   On December 31, 1993, Entergy Corporation and Gulf State Utilities Company (GSU) consummated their merger. GSU became a wholly owned subsidiary of Entergy Corporation. On May 5, 1994, the Board of Directors of Entergy Corporation (Board) approved the combination of the Plan and the GSU Employees' Thrift Plan. The combination was completed on January 1, 1995 for GSU management employees but is currently pending for the collective bargaining unit.

              SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES
           Item 27a - Schedule of Assets Held for Investment Purposes
                             As of December 31, 1994

                       E.I.N.  13-5550175  (Plan No. 003)



Description                                                            Cost       Current Value
Cash and temporary cash investments                                $   8,493,005  $   8,493,005
                                                                   =============  =============
Loans to participants (Bearing interest rates of prime +1%
          with terms of up to 20 years)                            $           -  $  11,990,115
                                                                   =============  =============
Entergy Corporation common stock (9,726,021 shares, $.01 par)      $ 178,269,450  $ 212,756,709
                                                                   =============  =============


Guaranteed/bank investment contracts:
                                       Interest Rate  Maturity Date
ENTERGY STABLE INCOME FUND:
  Pacific Mutual                           8.89%           1/3/95   $ 16,135,888   $ 16,135,888
  New York Life Insurance Company          8.52%          6/30/95     13,276,028     13,276,028
  New York Life Insurance Company          8.37%           1/3/95     10,526,135     10,526,135
  Provident Life & Accident Insurance Co.  6.88%          9/29/95     18,314,172     18,314,172
  John Hancock Life Insurance Company      6.80%          6/30/95     11,535,100     11,535,100
                                                                    ------------   ------------
         Total investment contracts                                 $ 69,787,323   $ 69,787,323
                                                                    ============   ============


              SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES
     Item 27a - Schedule of Assets Held for Investment Purposes (Concluded)
                                December 31, 1994

                        E.I.N. 13-5550175 (Plan No. 003)

                                                          Shares                  Current
Description                                            Face/Amount     Cost        Value
Other equity securities:

 Domestic securities:

 ENTERGY STOCK INDEX FUND:
 Pooled equity funds U.S. equity market fund             256,393 $ 5,395,087   $5,341,325
                                                                 -----------   ----------
 ENTERGY STOCK INCOME FUND:
 Avon Prods, Inc.                                         10,000    $599,151     $597,500
 Philip Morris Cos Inc.                                    9,000     443,790      517,500
 SmithKline Beechman participating preferred stock
  Series B,                                               15,000     390,528      513,750
 Upjohn Company                                           17,500     594,896      538,125
 Warner Lambert Co.                                       10,500     669,113      808,500
 Dun & Bradstreet Corp.                                   21,500   1,233,275    1,182,500
 Eastman Kodak Co.                                        20,500     799,201      978,875
 Ford Motor Company Del                                   20,000     554,350      557,500
 Genuine Parts Co.                                        13,500     435,959      486,000
 McGraw Hill, Inc.                                        12,500     766,303      835,937
 J. C. Penney, Inc.                                       23,500     943,707    1,048,687
 Reader's Digest Assn. Inc.                               12,500     533,563      614,062
 Sears Roebuck & Co.                                      18,800     777,016      864,800
 Times Mirror Co.                                         25,000     816,275      784,375
 Woolworth Corp.                                          38,500     880,338      577,500
 Thomas & Betts Corp.                                     10,500     594,474      704,812
 Cooper Inds. Inc.                                        28,500   1,004,549      969,000
 General Dynamics Corp.                                   12,500     527,984      543,750
 General Electric Company                                 22,500   1,082,035    1,147,500
 Harsco Corp.                                              9,500     373,445      388,313
 Honeywell Inc.                                           17,500     543,084      551,250
 Minnesota Mining & Manufacturing Co.                     20,000     932,042    1,067,500



              SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES
     Item 27a - Schedule of Assets Held for Investment Purposes (Concluded)
                                December 31, 1994

                        E.I.N. 13-5550175 (Plan No. 003)

                                                          Shares                  Current
Description                                            Face/Amount     Cost        Value
 Tenneco, Inc.                                            29,000   1,304,446    1,232,500
 United Technologies Corp.                                12,000     597,936      754,500
 AETNA Life & Casualty Company                            17,500     914,168      824,688
 American Express.Company                                 30,200     645,230      890,900
 Barnett Banks Inc.                                        8,500     335,198      327,250
 Comerica, Inc.                                           18,000     439,575      438,750
 Corestates Financial Corp.                               25,000     695,758      650,000
 First Chicago Corp.                                       3,900     185,484      186,225
 Integra Financial Corp.                                   2,600     100,540      106,925
 Lincoln National Corporation                             10,000     414,958      350,000
 Marsh & McLennan Cos., Inc.                               7,500     595,737      594,375
 Meridian Bancorp. Inc.                                   25,000     781,607      665,625
 J.P. Morgan & Co., Inc.                                  10,000     628,600      561,250
 St. Paul Companies, Inc.                                 18,500     698,320      827,875
 Shawmut National Corp.                                   35,500     788,880      581,312
 Union Camp Corp.                                         18,500     837,119      871,812
 U.S. Bancorp. Ore.                                       25,500     646,937      576,937
 Westvaco Corp.                                            5,100     162,770      200,175
 Witco Corp.                                              22,000     464,699      542,432
 Alltel Corp.                                             14,000     327,536      421,750
 National Fuel Gas Co.                                    26,000     837,454      663,000
 Questar Corp.                                            25,000     803,610      687,500
 Rochester Telephone Corp.                                 9,000     203,000      190,125


              SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES
     Item 27a - Schedule of Assets Held for Investment Purposes (Concluded)
                                December 31, 1994

                        E.I.N. 13-5550175 (Plan No. 003)

                                                          Shares                  Current
Description                                            Face/Amount     Cost        Value
 Sonat Inc.                                               31,000     876,618      868,000
 U.S. West Inc.                                           22,500     915,725      801,563
 Amoco Corp.                                              13,500     734,622      798,187
 Atlantic Richfield Co.                                    6,400     670,776      651,200
 Chevron Corp.                                            10,000     420,300      446,250
 Dresser Inds. Inc.                                       17,000     339,308      320,875
 Exxon Corp.                                              20,500   1,289,284    1,245,375
 McDermott International                                  25,000     711,569      618,750
 Occidental Petroleum Corp.                               42,500     819,712      818,125
 Texaco, Inc.                                             11,000     670,871      658,625
 USX-Marathon Group                                       58,500   1,111,518      957,938
 Union Pacific Corp.                                      10,500     530,411      476,438
 Dow Chemical Company                                     17,000   1,127,633    1,143,250
 E.I. DuPont De Nemours & Co.                             18,500     822,442    1,038,313
 Eastman Chemical Company                                 12,500     502,776      631,250
 Freeport McMoran Copper & Gold, Inc.                        875      17,500       18,594
 Freeport McMoran Inc.                                    70,000   1,271,595    1,242,500
 W.R. Grace                                               26,000     909,403    1,004,250
 Kimberly Clark Corp.                                     18,500     942,180      931,938
 Monsanto Co.                                             13,000     769,484      916,500
 General Motors Corp. preferred stock Series C
   representing 1/10 shares                               14,500     824,829      831,938
 RJR Nabisco Holdings Corp. Series C depositary
   shares representing 1/10 of a share of Series
   C conversion preferred stock                          100,000     650,000      600,000
                                                                 -----------  -----------
 Subtotal Entergy Stock Income Fund                              $45,833,196  $46,443,501
                                                                 ===========  ===========

              SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES
     Item 27a - Schedule of Assets Held for Investment Purposes (Concluded)
                                December 31, 1994

                        E.I.N. 13-5550175 (Plan No. 003)

                                                          Shares                  Current
Description                                            Face/Amount     Cost        Value
 ENTERGY BALANCED FUND:
 Anheuser Busch Company Inc.                                 400     $20,208      $20,350
 Avon Products, Inc.                                         400      23,334       23,900
 Colgate Palmolive Co.                                       300      17,126       19,012
 Conagra, Inc.                                               400      12,460       12,500
 PepsiCo Inc.                                              1,600      55,250       58,000
 Philip Morris Cos. Inc.                                   1,100      59,309       63,250
 Proctor & Gamble Company                                    300      17,078       18,600
 Sara Lee Corp.                                              700      14,368       17,675
 UST Inc.                                                    900      22,965       25,087
 Whitman Corp.                                             1,100      17,312       18,975
 Abbott Labs                                                 800      22,128       26,100
 Amgen, Inc.                                                 500      24,901       29,500
 Columbia/HCE Healthcare Corp.                               600      23,939       21,900
 Johnson & Johnson                                         1,000      41,285       54,750
 Lilly Eli & Company                                         200      12,055       13,125
 Mallinckrodt Group Inc.                                     700      24,366       20,912
 Medtronic Inc.                                              500      24,158       27,812
 Merck & Company Inc.                                        700      22,415       26,687
 Millipore Corp.                                             300      13,971       14,512
 Pfizer Inc.                                                 200      15,305       15,450
 Schering Plough Corp.                                       200      14,180       14,800
 Service Corp. Intl.                                         300       7,845        8,325
 Albertsons, Inc.                                          1,300      38,870       37,700
 Capital Cities ABC Inc.                                     100       7,765        8,525
 Chrysler Corp.                                              600      31,851       29,400
 Dana Corp.                                                1,000      26,388       23,500
 Walt Disney Co.                                             200       9,479        9,200
 Dun & Bradstreet Corp.                                      500      28,539       27,500
 Eastman Kodak Company                                       800      34,817       38,200


              SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES
     Item 27a - Schedule of Assets Held for Investment Purposes (Concluded)
                                December 31, 1994

                        E.I.N. 13-5550175 (Plan No. 003)

                                                          Shares                  Current
Description                                            Face/Amount     Cost        Value
 Eaton Corp.                                                 500      26,976       24,750
 Fleetwood Enterprises Inc.                                  300       6,718        5,625
 Ford Motor Company Del.                                   2,000      60,315       55,750
 Gannett Company Inc.                                        400      21,808       21,300
 Gap Inc. Del.                                               500      20,533       15,250
 General Motors Corp.                                        500      28,724       21,063
 Goodyear Tire & Rubber Company                              900      35,367       30,263
 Home Depot                                                  800      34,205       36,800
 Knight Ridder Inc.                                          300      17,368       15,150
 Mattel Inc.                                                 500      12,138       12,563
 PPG Industries Inc.                                         700      27,843       25,988
 Price/Costco Inc.                                         1,400      21,036       18,025
 Reebok International Ltd.                                   400      13,108       15,800
 Sears Roebuck & Company                                     500      23,292       23,000
 Toys R Us Inc.                                              400      14,314       12,250
 Wal Mart Stores Inc.                                      1,900      46,686       40,375
 Applied Materials Inc.                                      200       8,207        8,450
 Hewlett Packard Company                                     500      48,410       49,938
 Intel Corp.                                                 300      18,125       19,162
 International Business Machines                             700      48,517       51,450
 LAM Research Corp.                                          200       5,950        7,450
 Parker Hannifin Corp.                                       300      13,657       13,650
 Sybase, Inc.                                                100       4,710        5,200
 Tandem Computer Inc.                                        500       8,763        8,563
 Texas Instruments, Inc.                                     300      19,657       22,462
 Xerox Corp.                                                 500      48,207       49,500
 Allied Signal                                               600      20,565       20,400
 Boeing Company                                              300      13,432       14,100
 Caterpillar Inc.                                            200      11,027       11,025
 Deere & Company                                             300      23,571       19,875
 Dial Corporation                                            200       4,427        4,250


              SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES
     Item 27a - Schedule of Assets Held for Investment Purposes (Concluded)
                                December 31, 1994

                        E.I.N. 13-5550175 (Plan No. 003)

                                                          Shares                  Current
Description                                            Face/Amount     Cost        Value
 Equifax Inc.                                                100       2,377        2,638
 General Electric Company                                  1,800     105,268       91,800
 General Signal Corp. Com.                                   300      10,065        9,562
 Ogden Projects, Inc.                                        400       6,084        6,150
 Raytheon Company                                            200      12,304       12,775
 Tenneco Inc.                                                600      30,289       25,500
 Tyco International Ltd.                                     100       4,777        4,750
 Webb Del. Corp.                                             200       2,904        3,525
 AETNA Life & Casualty Company                               300      16,808       14,138
 American Express Company                                    900      24,319       26,550
 Bank of Boston Corp.                                        300       6,981        7,762
 Barnett Banks Inc.                                          200       8,329        7,700
 CIGNA Corp.                                                 200      14,205       12,725
 Chemical Banking Corporation                                400      14,833       14,350
 Citicorp Corp.                                              600      23,601       24,825
 Dean Witter Discover & Co.                                  300      11,820       10,163
 First Bank System Inc.                                      100       3,289        3,320
 First Interstate Bancorp                                    200      14,218       13,525
 First Union Corp.                                           300      14,183       12,413
 Fleet Financial Group, Inc.                                 700      24,440       22,662
 Keycorp                                                     200       6,430        5,000
 Lincoln Natl. Corp. Ind.                                    500      20,036       17,500
 Marsh & McLennan Cos. Inc.                                  600      49,949       47,550
 Nationsbank Corp.                                           900      45,158       40,612
 Shawmut National Corp.                                      100       2,115        1,638
 Weyerhaeuser Co.                                            700      32,465       26,250
 AT&T Corp.                                                  400      21,165       20,100
 Anadarko Petroleum Corp.                                    600      29,152       23,100
 Bell South Corp.                                            400      23,465       21,650
 GTE Corp.                                                 2,300      71,253       69,863

              SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES
     Item 27a - Schedule of Assets Held for Investment Purposes (Concluded)
                                December 31, 1994

                        E.I.N. 13-5550175 (Plan No. 003)

                                                          Shares                  Current
Description                                            Face/Amount     Cost        Value
 MCI Communications                                          400       7,691        7,350
 NYNEX Corp.                                                 400      14,858       14,700
 Peco Energy Company                                         600      16,137       14,700
 Pacific Gas & Electric Company                            2,700      74,480       65,813
 Pacific Telesis Group                                     1,700      50,308       48,450
 Panhandle Eastern Corp.                                   1,000      21,145       19,750
 San Diego Gas & Electric Co.                                500       8,950        9,625
 Southwestern Bell Corp.                                     400      15,883       16,150
 Sprint Corp.                                                700      23,249       19,338
 Unicom Corp.                                              1,600      43,032       38,400
 Amoco Corp.                                                 700      41,020       41,387
 Chevron Corp.                                               700      30,020       31,238
 Exxon Corp.                                                 800      50,120       48,600
 Mobil Corp.                                                 400      32,058       33,700
 Phillips Petroleum Co.                                    1,200      38,182       39,300
 Delta Air Lines Inc. Del.                                   500      20,950       25,250
 Norfolk & Southern Corp.                                    100       6,890        6,063
 Ryder System Inc.                                           500      11,450       11,000
 UAL Corp.                                                   150      14,379       13,106
 Ball Corp.                                                  400      10,358       12,600
 British Steel PLC ADR                                       700      17,185       16,975
 Dow Chemical Company                                        300      21,722       20,175
 E.I. de Nemours Du Pont & Co.                             1,500      87,995       84,188
 Georgia Pacific Corp.                                       200      15,054       14,300
 Hercules Inc.                                               500      55,254       57,687
 International Paper                                         200      15,655       15,075
 Louisiana Pacific Corp.                                     100       3,965        2,725
 Mead Corporation                                          1,200      52,329       58,350
 Monsanto Company                                            200      13,979       14,100
 Morton International, Inc.                                  300      10,465        8,550
 Phelps Dodge Corp.                                          500      29,512       30,937
                                                                  ----------   ----------
 Subtotal Entergy Balanced Fund                                   $2,897,880   $2,844,352
                                                                  ----------   ----------

              SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES
     Item 27a - Schedule of Assets Held for Investment Purposes (Concluded)
                                December 31, 1994

                        E.I.N. 13-5550175 (Plan No. 003)

                                                          Shares                  Current
Description                                            Face/Amount     Cost        Value

  ENTERGY STOCK GROWTH FUND:
  Coca Cola                                                5,100    $222,720     $262,650
  Duracell Intl.                                           5,000     210,769      216,875
  Gillette Company                                         2,400     156,825      179,700
  Centocor Inc.                                            6,400     104,350      104,000
  Chiron Corp.                                             1,300      86,949      104,488
  HBO & Co.                                                4,400     120,937      151,250
  Humana Inc.                                              6,600     145,995      149,325
  Pfizer Inc.                                              3,200     235,439      247,200
  Smithkline Beechman PLC ADR's                            1,500      49,663       51,375
  United Healthcare Corp.                                  6,200     262,282      279,775
  Value Health Inc.                                        3,000     114,627      111,750
  CUC Intl. Inc.                                           5,100     154,516      169,575
  Walt Disney Co.                                          5,400     236,417      248,400
  Harcourt General, Inc.                                   2,800      97,173       98,700
  Heilig Meyers Company                                    4,400     128,436      109,314
  Home Depot                                               5,100     219,567      234,600
  Kohls Corp.                                              2,800     133,551      111,300
  Lone Star Steakhouse Saloon                              3,600      88,877       72,000
  Lowes Cos. Inc.                                          3,500     118,240      121,625
  McDonalds Corp.                                          6,800     199,138      198,900
  McGraw Hill, Inc.                                        2,000     137,592      133,750
  Omnicom Group Inc.                                       2,700     131,300      139,725
  Phycor Inc.                                              5,700     121,121      152,475
  Reuters Holdings PLC Ord. B                              3,900     170,138      171,113
  Scholastic Corp.                                         2,500     102,188      127,500
  Shaw Industries Inc.                                     4,100      80,095       60,987
  Adobe Systems Incorporated                               4,400     127,243      130,900


              SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES
     Item 27a - Schedule of Assets Held for Investment Purposes (Concluded)
                                December 31, 1994

                        E.I.N. 13-5550175 (Plan No. 003)

                                                          Shares                  Current
Description                                            Face/Amount     Cost        Value
  Amphenol Corp.                                           6,900     156,649      165,600
  Applied Materials Inc.                                   1,800      83,371       76,050
  Autodesk, Inc.                                           5,200     148,264      206,050
  Cisco Systems Inc.                                       5,900     173,564      207,238
  Compaq Computer Corp.                                    5,100     187,928      201,450
  Computer Assoc. Intl. Inc.                               3,500     143,640      169,750
  EMC Corp. Mass.                                          5,500     118,531      120,830
  Telefonaktiebolaget LM Ericson ADR                       2,000      96,929      110,250
  Hewlett Packard Company                                  3,800     329,237      379,525
  Infosoft International Inc.                              2,900      58,259      101,862
  Intel Corp.                                              4,100     257,550      261,887
  LSI Logic Corp.                                          3,700     148,602      149,387
  Microsoft Corp.                                          4,900     244,539      299,512
  Micro Warehouse Inc.                                     4,600     110,172      161,000
  Motorola Inc.                                            6,400     332,135      371,200
  Novell Inc.                                              6,800     142,381      116,450
  Starbucks Corp.                                          3,400      86,132       93,500
  Sybase, Inc.                                             3,400     154,618      176,800
  Symbol Technologies Inc.                                 5,600     127,790      172,900
  Boeing Company                                           3,600     166,112      169,200
  Clear Channel Communications                             3,100     150,140      157,325
  Harnischfeger Industrice Inc.                            4,200     112,179      118,125
  Hilton Hotels Corp.                                      1,700     110,708      115,600
  International Rectifier Corp.                            4,400      99,382      106,700
  American International Group Inc.                        2,100     198,222      205,800
  H&R Block Inc.                                           2,300     102,357       85,388
  Boatmen's Bancshares Inc.                                4,300     129,676      116,638
  Federal National Mortgage Assn.                          1,600     129,140      116,600
  First Financial Management Corp.                         2,500     144,011      154,062
  Fleet Financial Group, Inc.                              3,700     129,751      119,787
  National RE Corp.                                        5,800     151,119      152,250

              SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES
     Item 27a - Schedule of Assets Held for Investment Purposes (Concluded)
                                December 31, 1994

                        E.I.N. 13-5550175 (Plan No. 003)

                                                          Shares                  Current
Description                                            Face/Amount     Cost        Value
  MCI Communications                                       5,800     143,068      106,575
  Conrail, Inc.                                            1,700      99,299       85,850
  American Greetings Corp.                                 4,600     131,553      124,200
  Nokia Corp., sponsored ADR preferred                     1,300      95,111       97,500

                                                                 -----------  -----------
  Subtotal Entergy Stock Growth Fund                             $ 9,148,267  $ 9,712,093
                                                                 -----------  -----------
         Total domestic securities                               $63,274,430  $64,341,271
                                                                 -----------  -----------

<CAPTION
              SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES
     Item 27a - Schedule of Assets Held for Investment Purposes (Concluded)
                                December 31, 1994

                        E.I.N. 13-5550175 (Plan No. 003)

                                                          Shares                  Current
Description                                            Face/Amount     Cost        Value
 Foreign securities:
 ENTERGY STOCK INCOME FUND:
 Imperial Oil Ltd.                                        25,500  $  831,286   $  841,500
 Transcanada Pipelines Ltd.                               52,500     749,631      643,125
 YPF Sociedad Anonima                                     31,000     688,721      662,625
                                                                  ----------   ----------
  Subtotal Entergy Stock Income Fund                              $2,269,638   $2,147,250
                                                                  ----------   ----------
  ENTERGY BALANCED FUND:
  Unilever NV New York                                       300  $   32,944   $   34,950
  Imperial Oil Ltd.                                        1,100      37,396       36,300
                                                                  ----------   ----------
  Subtotal Entergy Balanced Fund                                  $   70,340   $   71,250
                                                                  ----------   ----------
  ENTERGY STOCK GROWTH FUND
  Vodafone Group PLC                                       4,600 $   150,294  $   154,675
  YPF Sociedad Anonima                                     4,800     123,573      102,600
                                                                 -----------  -----------
  Subtotal Entergy Stock Growth Fund                             $   273,867  $   257,275
                                                                 -----------  -----------
          Total foreign securities                               $ 2,613,845  $ 2,475,775
                                                                 -----------  -----------
         Total other equity securities                           $65,888,275  $66,817,046
                                                                 ===========  ===========

              SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES
     Item 27a - Schedule of Assets Held for Investment Purposes (Concluded)
                                December 31, 1994

                        E.I.N. 13-5550175 (Plan No. 003)

                                                          Shares                  Current
Description                                            Face/Amount     Cost        Value
U.S. Treasury and goverment agency securities:
 ENTERGY STABLE INCOME FUND:
 FHLM (4.048% due 8/1/23)                              1,170,522   1,206,369    1,170,522
 FHLM (Var. rate due 5/15/08)                            447,328     447,188      434,745
 FFCS (Discount bonds due 4/25/95)                     1,600,000   1,556,736    1,568,800
 FHLM (5.518% due 1/1/23)                                644,318     651,228      644,318
 FNMA (7.56% Deb. prin. strips due 12/20/01)           3,100,000   2,625,033    2,665,039
 FNMA (Var. rate due 4/29/96)                          1,425,000   1,425,000    1,410,750
 FNMA (4.283% due 1/1/24)                              2,696,408   2,755,392    2,696,408
 FHLM (7.0% due 3/1/06)                                  617,507     622,190      577,066
 GNMA II Pool (5.5% due 10/20/23)                      1,135,877   1,169,776    1,135,877
 GNMA II Pool (6.0% due 11/20/23)                      1,122,301   1,168,947    1,122,301
 GNMA II Pool (5.0% due 3/20/24)                         987,804     996,756      987,804
 GNMA II Pool (5.0% due 4/20/24)                       1,439,435   1,379,159    1,439,435
 GNMA II Pool (5.5% due 5/20/24)                       1,240,314   1,258,531    1,240,314
 GNMA II Pool (6.0% due 8/20/24)                       1,395,066   1,359,099    1,395,066
 GNMA Pool (6.5% due 12/20/24)                           331,500     323,316      331,500
 GNMA Pool (9.5% due 6/15/20)                            305,188     329,746      314,680
 GNMA Pool (9.5% due 1/15/19)                            504,028     532,538      519,447
 GNMA Pool (9.5% due 6/15/18)                            591,656     634,132      609,820
 GNMA Pool (9.5% due 3/15/19)                            340,045     367,408      350,464
 GNMA Pool (9.5% due 2/15/20)                             76,106      82,230       78,470
 GNMA Pool (9.5% due 5/15/20)                            260,672     281,648      268,623
 GNMA Pool (9.5% due 7/15/20)                            290,467     313,841      299,273
 GNMA Pool (9.5% due 2/15/21)                            278,470     294,221      286,955
 GNMA Pool (9.5% due 5/15/21)                             38,872      42,000       40,053
 GNMA Pool (9.5% due 11/15/21)                           358,172     386,993      369,390
 GNMA Pool (9.5% due 7/15/22)                            130,419     137,796      134,491
 U.S. Treasury Note (7.25% due 8/31/96)                3,000,000   2,984,062    2,983,590
 U.S. Treasury Note (6.75% due 5/31/97)                4,850,000   4,815,241    4,740,147

              SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES
     Item 27a - Schedule of Assets Held for Investment Purposes (Concluded)
                                December 31, 1994

                        E.I.N. 13-5550175 (Plan No. 003)

                                                          Shares                  Current
Description                                            Face/Amount     Cost        Value
 U.S. Treasury Note (4.625% due 8/15/95)                 125,000     126,311      123,281
 U.S. Treasury Note (4.625% due 2/15/96)               4,000,000   3,906,875    3,882,520
 U.S. Treasury Note (4.375% due 8/15/96)               3,000,000   2,855,156    2,855,640
 Bankamerica Corp. (7.25% due 2/3/97)                    500,000     507,305      489,850
                                                                 -----------  -----------
 Subtotal Entergy Stable Income Fund                             $37,542,223  $37,166,639
                                                                 -----------  -----------
 ENTERGY BALANCED FUND:
 U.S. Treasury Note (8.125% due 8/15/21)                 370,000 $   399,460  $   376,131
 U.S. Treasury Note (7.50% due 11/15/01)                 700,000     702,844      687,533
 U.S. Treasury Note (4.375% due 8/15/96)               1,545,000   1,494,387    1,470,655
 U.S. Treasury Note (6.875% due 7/31/99)                  10,000       9,779        9,634
 U.S. Treasury Note (6.875% due 8/31/99)                  80,000      77,150       77,050
 U.S. Treasury Note (7.875% due 11/15/04)                652,000     652,138      654,041
                                                                 -----------  -----------
 Subtotal Entergy Balanced Fund                                  $ 3,335,758  $ 3,275,044
                                                                 -----------  -----------
         Total U.S. Treasury and goverment
              agency securities                                  $40,877,981  $40,441,683
                                                                 ===========  ===========
 Other corporate securities:

 ENTERGY BALANCED FUND:
 Capital Cities/ABC Inc. (8.75% due 8/15/21)              30,000  $   30,909   $   30,369
 E.I. de Nemours Du Pont & Co. (8.45% due 10/15/96)       20,000      20,972       20,192
 GTE Corporation (8.75% due 11/1/21)                      10,000      11,084        9,816
 H.J. Heinz Company (5.5% due 9/15/97)                    10,000       9,940        9,451
 Loral Corp. (8.375% due 6/15/24)                         30,000      29,157       27,957
 Mobil Corporation (8.625% due 8/15/21)                   30,000      32,165       30,300
 Morgan Stanley Group Inc. (7.50% due 2/1/24)             30,000      25,885       24,630

              SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES
     Item 27a - Schedule of Assets Held for Investment Purposes (Concluded)
                                December 31, 1994

                        E.I.N. 13-5550175 (Plan No. 003)

                                                          Shares                  Current
Description                                            Face/Amount     Cost        Value
 Pacific Bell (8.70% due 6/15/01)                         30,000      31,125       30,735
 Pepsico Inc. (7.0% due 11/15/96)                         15,000      15,311       14,809
 St. Paul Companies Inc. (9.375% due 6/15/97)             30,000      32,011       31,002
 Scott Paper Company (9.75% due 10/1/97)                  15,000      16,384       15,573
 Sprint Corporation (9.25% due 4/15/22)                   30,000      32,763       30,813
 Torchmark Corp. (7.875% due 5/15/23)                     10,000       9,599        8,742
                                                                  ----------   ----------
 Subtotal Entergy Balanced Fund                                   $  297,305   $  284,389
                                                                  ----------   ----------
  ENTERGY STABLE INCOME FUND:
 AFC Home Equity Loan Trust(6.00% due 1/20/13)            98,546  $   98,422   $   90,967
 AFC Home Equity Loan Trust (5.90% due 5/20/08)          441,618     404,012      407,658
 Advanta Mortgage Loan Trust(5.50% due 3/25/10)          895,505     894,525      824,402
 Advanta Mortgage Loan Trust (7.27% due 11/25/08)        849,082     844,969      838,978
 Advanta Mortgage Loan Trust (7.15% due 6/25/08)         463,041     475,596      450,863
 American General Finance Corp. (6.70% due 6/16/97)    2,100,000   2,091,831    2,034,480
 Bank of Boston (9.50% due 8/15/97)                    3,376,000   3,632,861    3,474,917
 Baybanks Inc. ( Variable rate due 9/30/97)            1,700,000   1,687,250    1,687,250
 Capital Auto Receivables (5.35% due 2/15/98)            800,000     799,875      781,200
 Capital Auto Rec. Auto Trust (4.6% due 10/15/98)      1,629,384   1,624,292    1,563,231
 Charter Equipment Lease Trust (7.40% due 10/25/01)    3,172,327   3,170,840    3,124,743
 Chase Manhattan Corporation (8.50% due 3/1/96)          800,000     861,384      805,200
 Chase Manhattan Corporation (7.75% due 11/1/99)       1,575,000   1,610,296    1,527,750
 Chemical Banking Corp. (7.375% due 6/15/97)           1,675,000   1,686,306    1,646,023
 Chrysler Finance Corp. (5.20% due 11/12/96)             150,000     149,815      140,220
 Chrysler Finance Crop. (9.50% due 4/12/96)            2,000,000   2,177,840    2,030,000
 Chrysler Financial Corp. (6.0% due 4/15/96)           1,000,000   1,025,180      980,630
 Citicorp Medium Term Notes (8.42% due 2/12/97)          600,000     656,928      599,340
 Citicorp Note (8.75% due 11/1/96)                     1,200,000   1,325,016    1,213,800
 Contimortgage Home Equity (8.09% due 8/15/08)         3,087,418   3,133,729    3,094,827

              SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES
     Item 27a - Schedule of Assets Held for Investment Purposes (Concluded)
                                December 31, 1994

                        E.I.N. 13-5550175 (Plan No. 003)

                                                          Shares                  Current
Description                                            Face/Amount     Cost        Value
 Dean Witter Discover & Co. (6.0% due 3/1/98)            600,000     609,252      564,120
 Dean Witter Discover & Co. (5.0% due 4/1/96)            600,000     599,334      581,580
 EQCC Home Equity (Variable rate due 12/15/08)         1,908,726   1,917,077    1,770,725
 Equacredit Home Equity (6.34% due 1/15/04)            3,223,001   3,223,001    3,181,747
 Equicon Home Equity (5.15% due 9/18/11)               2,172,460   2,151,075    2,128,359
 FDIC Remic Trust (6.30% due 9/25/25)                    636,012     635,813      629,944
 FPC Group Cap, Inc. (6.50% due 7/1/97)                  400,000     400,000      385,720
 First Chicago Corp. (9.0% due 6/15/99)                  750,000     853,230      762,150
 First Inst. Bancorp (10.5% due 3/1/96)                  950,000   1,037,559      978,405
 First Union Corp. (8.125% due 12/15/96)                 900,000     963,993      901,440
 First USA Bank (5.05% due 12/27/95)                   1,000,000     987,092      974,480
 Fleet Finl. Group Inc. (5.625% due 7/1/95)            1,100,000   1,097,603    1,093,180
 Fleet Financial Group (7.25% due 10/15/97)            1,675,000   1,667,680    1,637,648
 Ford Motor Credit (6.15% due 12/15/95)                1,000,000   1,019,490      985,300
 Ford Motor Credit (Variable rate due 7/12/96)           625,000     625,000      622,266
 General Motors Acceptance Corp. (7.75% due 2/20/97)   1,000,000   1,057,410      988,800
 General Motors Acceptance Corp. (7.5% due 5/19/97)      425,000     443,080      416,203
 Georgia Pacific Corp. (10.0% due 6/15/97)             1,202,000   1,377,890    1,225,679
 Georgia Power Co. (4.75% due 3/1/96)                    500,000     498,490      485,200
 Great Northern Nekoosa Corp. (9.125% due 2/1/98)        350,000     397,985      355,740
 Green Tree Financial Corp. (7.05% due 1/15/18)        1,225,000   1,288,930    1,182,860
 Green Tree Financial Corp. (6.10% due 7/15/18)          600,000     598,688      558,900
 Green Tree Financial Corp. (5.86% due 1/15/19)        1,575,000   1,574,508    1,432,305
 Green Tree Financial Corp. (5.60% due 4/15/19)        2,443,634   2,398,961    2,349,554
 Green Tree Securitized (6.90% due 2/15/04)            2,223,714   2,222,671    2,113,907
 Rabo Bank Yen-PT Spr. (CD due 1/24/95)                  400,000     400,000      378,360
 Health & Retirement Prop. (Var. rate due 7/13/99)     3,400,000   3,368,447    3,391,432
 Home Equity Loan Trust (6.65% due 11/20/12)             154,307     153,584      148,659
 Household Finance Corp (9.375% due 2/15/96)             500,000     552,400      508,750
 Household Finance Corp. (Var. rate due 5/20/08)         714,260     715,487      714,688
 Houston Industries Inc. (7.25% due 12/1/96)           1,625,000   1,715,513    1,599,650


              SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES
     Item 27a - Schedule of Assets Held for Investment Purposes (Concluded)
                                December 31, 1994

                        E.I.N. 13-5550175 (Plan No. 003)

                                                          Shares                  Current
Description                                            Face/Amount     Cost        Value
 Intel Overseas Corp. (Zero coupon due 5/15/95)          500,000     436,310      487,950
 International Lease Finance (5.6% due 4/1/97)           200,000     194,226      189,980
 International Lease Finance (5.5% due 4/1/97)         1,325,000   1,306,224    1,258,088
 MBNA Master Credit (7.75% due 10/15/98)                 385,000     404,009      383,768
 Martin Marietta Corp. (8.5% due 3/1/96)               1,000,000   1,065,870    1,006,500
 Masco Corp. (6.25% due 6/15/95)                         500,000     508,680      498,550
 Merrill Lynch Mortgage (7.4% due 7/15/17)               300,000     292,078      295,500
 Merrill Lynch (Var. rate due 4/7/97)                  1,375,000   1,366,406    1,355,104
 Merrill Lynch & Co. Inc. (5.5% due 7/28/95)             750,000     749,027      742,950
 Morgan Stanley Group Inc. (9.875% due 5/1/95)           500,000     546,685      504,450
 Morgan Stanley Group Inc (8.0% due 10/15/96)            700,000     720,951      698,740
 Morgan Stanley Group Inc. (7.32% due 1/15/97)         1,065,000   1,078,708    1,052,752
 Morgan Stanley Group Inc. (5.65% due 6/15/97)           665,000     635,554      627,361
 NCNB Corp. (8.5% due 11/1/96)                           545,000     586,453      556,243
 Nissan Auto Receivable (6.45% due 9/15/99)            3,025,411   3,023,047    2,992,434
 Novus Home Equity (Var. rate due 12/31/03)            2,055,339   2,062,404    2,055,339
 OCSS Home Equity (6.55% due 11/25/07)                   192,935     192,874      182,439
 OCSS Home Equity (5.85% due 3/15/08)                  1,096,227   1,108,046    1,016,422
 Occidental Petroleum Corp. (10.75% due 5/1/98)        1,400,000   1,491,184    1,424,500
 Occidental Petroleum Corp. (9.5% due 8/15/97)         1,300,000   1,385,410    1,332,890
 Occidental Petroleum Corp. (5.37% due 9/11/95)          375,000     375,000      368,212
 Olympic Automobile Rec. Trust (5.65% due 1/15/01)     3,025,955   2,966,617    2,920,954
 RJR Nabisco Inc. (9.25% due 5/1/95)                     275,000     297,490      276,925
 RJR Nabisco Inc. (5.25% due 9/15/95)                    700,000     695,331      690,550
 Resolution Trust Corp. (7.5% due 8/25/23)               277,086     284,576      282,434
 Resolution Trust Corp. (Var. rate due 12/25/20)       3,002,575   3,038,231    3,030,724
 SPNB Home Equity (7.85% due 5/15/98)                    108,968     112,492      108,662
 SPNB Home Equity (8.15% due 6/15/20)                    560,435     589,682      552,364
 Salomon Inc. (9.375% due 4/15/98)                       550,000     582,367      562,210


              SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES
     Item 27a - Schedule of Assets Held for Investment Purposes (Concluded)
                                December 31, 1994

                        E.I.N. 13-5550175 (Plan No. 003)

                                                          Shares                  Current
Description                                            Face/Amount     Cost        Value
 Salomon Inc. (9.75% due 7/15/97)                        675,000     769,156      692,212
 Salomon Inc. (7.05% due 1/15/98)                        250,000     257,463      240,250
 Salomon Inc. (6.36% due 4/1/98)                         125,000     125,000      117,325
 Salomon Inc. (5.88% due 7/29/97)                        750,000     750,000      705,750
 Salomon Inc. (Var. rate due 4/5/99)                     750,000     750,000      705,000
 Sears Roebuck & Co. (7.72% due 3/10/97)                 125,000     133,016      123,887
 Sears Roebuck & Co. (9.15% due 3/20/95)                 425,000     456,510      427,478
 Shawmut Corp. (8.875% due 4/1/96)                     1,275,000   1,357,989    1,291,957
 Shawmut Corp. (8.125% due 2/1/97)                       240,000     245,825      239,784
 Smith Barney Holdings, Inc. (6.0% due 3/15/97)        3,525,000   3,499,129    3,367,785
 TMS Trust (7.625% due 10/15/04)                       2,000,000   1,999,375    1,990,000
 TMS Trust (8.75% due 1/15/21)                         2,000,000   1,999,062    1,989,400
 The Money Store (6.9% due 7/15/07)                      594,567     600,246      577,086
 TMS Home Equity (5.675% due 2/15/09)                  2,361,880   2,375,166    2,200,800
 TMS Home Equity (6.775% due 9/1/07)                   3,083,222   3,089,965    3,046,532
 Taubman Realty Group (Var. rate due 11/3/97)          1,775,000   1,772,107    1,771,965
 Tax Collections Trust (5.45% due 6/15/97)               360,036     359,964      357,876
 Tele Communications Inc. (6.16% due 8/19/96)          1,125,000   1,161,720    1,086,413
 Tele Communications Inc. (9.875% due 4/1/98)          1,000,000   1,152,370    1,036,100
 Tele Communications Inc. (9.25% due 4/15/02)            650,000     756,464      665,990
 Tenneco Corp. (11.0% due 11/15/95)                    2,556,000   2,692,235    2,642,265
 Tennessee Gas Pipeline Co. (9.0% due 1/15/97)           525,000     559,628      534,844
 Time Warner Entertainment (9.625% due 5/1/02)         3,900,000   4,608,474    3,924,180
 Transamerica Finance Group (8.3% due 5/1/95)            150,000     159,423      150,690
 Transamerica Finance Corp. (6.75% due 1/15/98)          600,000     600,000      576,480
 QCFC Loan Trust (6.075% due 7/25/14)                  1,594,544   1,597,172    1,480,853
 UCFC Home Equity (6.775% due 3/10/05)                 2,884,750   2,883,848    2,843,209
 Unocal (9.625% due 5/15/95)                             500,000     550,180      505,450
 Wells Fargo & Company (8.35% due 11/1/96)               500,000     547,560      498,550
 World Omni 1994-B Automobile Lease (7.95% due 1/25/01)3,000,000   2,995,781    2,995,770
 Xerox Cr. Corp. ( 5.375% due 7/15/95)                   500,000     498,780      495,900
                                                                ------------ ------------
 Subtotal Entergy Stable Income Fund:                           $134,301,754 $129,101,006
                                                                ------------ ------------

              SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES
     Item 27a - Schedule of Assets Held for Investment Purposes (Concluded)
                                December 31, 1994

                        E.I.N. 13-5550175 (Plan No. 003)

                                                          Shares                  Current
Description                                            Face/Amount     Cost        Value
 Foreign Obligations:

 Entergy Stable Income Fund:
 Corporacion Andina de Formento (6.625% Due 10/14/98)  1,625,000  $ 1,479,075  $ 1,479,075
 Inco Euro Note (7.988% Due 4/29/96)                   1,000,000    1,021,900    1,028,800
 Forte PLC (7.75% Due 12/19/96)                        1,200,000    1,274,712    1,184,172
 Forte PLC NCL (7.75% Due 12/19/96)                      600,000      614,334      592,086
 Goldman Sachs Euro Notes (5.00% Due 8/23/96)          2,000,000    1,934,560    1,905,000
 Hospital Corp. of America European NT
    (10.75% Due 10/21/95)                              1,484,000    1,552,149    1,517,390
 Hospital Corp. of America (10.75% Due 10/21/95)         171,000      175,018      175,018
 Westpac Banking Corp. Euro Notes (8.00% Due 5/28/96)    600,000      638,137      640,427
                                                                 ------------ ------------
 Subtotal Entergy Stable Income Fund:                            $  8,689,885  $ 8,521,968
                                                                 ------------ ------------
          Total other corporate securities                       $143,288,944 $137,907,363
                                                                 ============ ============
          Total investments                                      $506,604,978 $548,193,244
                                                                 ============ ============

              SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES
                 Item 27d - Schedule of Reportable Transactions
                                December 31, 1994

                       E.I.N.  13-5550175  (Plan No. 003)




Description of         Number of     Purchase Price and Value    Selling Price and Value     Cost of Shares
Transactions          Transactions      at Transaction Date        at Transaction Date           Sold

 Purchase Transactions
Execution Services Inc.    17               $ 31,540,256

Federated U.S.
Treasury Obligations      753                342,980,540

Tower MMA Institutional
Administrative Reserve      9                 66,159,559


Selling Transactions

Federated  U. S.
Treasury Obligations      565                                       $344,291,058              $344,291,058

Tower MMA Industrial
Administrative Reserve      8                                         66,159,559                66,159,559


* There were no significant expenses, gains or losses associated with the above transactions.

                               SIGNATURE


       The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the Employee Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                   SAVINGS PLAN OF ENTERGY
                                   CORPORATION AND SUBSIDIARIES


                                   By:  /s/ William O. VanAs
                                        William O. VanAs
                                           Director of
                                        Employee Benefits




Dated: June 26, 1995